Exhibit 99.3

2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS PROQR THERAPEUTICS N.V.

Explanatory Notes to the Agenda

ProQR Therapeutics N.V.   |   Zernikedreef 9   |   2333 CK Leiden   |   The Netherlands   |   +31 88 166 7000   |   www.proqr.com

Page 2 / 7 2023 Annual General Meeting of Shareholders ProQR Therapeutics N.V. - Explanatory Notes to the Agenda

Explanatory notes to the agenda for the 2023 annual general meeting of shareholders of ProQR Therapeutics N.V. (the "General Meeting"; the "Company") taking place on Wednesday May 17, 2023, at 16:00 hours CET, at the offices of Allen & Overy LLP, Apollolaan 15, 1077 AB in Amsterdam, the Netherlands (the "AGM").

Agenda item 2:
Report of the Management Board for the financial year 2022 (discussion item)

The management board of the Company (the "Management Board") must prepare a report that gives a true and fair view of the position on the balance sheet date of the Annual Accounts (as defined in the explanatory notes to agenda item 4 below), the developments during the financial year and the results of the Company and its group companies of which the financial information has been included in the Annual Accounts. The report of the Management Board for 2022 was included in the Annual Accounts and will be discussed at the AGM.

Agenda item 3:
Adoption of the annual accounts for the financial year 2022 (voting item)

The Management Board must prepare annual accounts, consisting of a balance sheet and a profit and loss account with respect to the preceding financial year, as well as consolidated accounts and explanatory notes thereto. The Management Board has drawn up such annual accounts for the financial year 2022 (the "Annual Accounts"), which Annual Accounts were signed by all members of the Management Board and by all members of the supervisory board of the Company (the "Supervisory Board"). The Annual Accounts also reflect the appropriation of the net result for the financial year 2022. A copy of the Annual Accounts is available at the website of the Company (www.proqr.com).

It is proposed to the General Meeting to adopt the Annual Accounts.

Agenda item 4:
Release from liability of the members of the Management Board with respect to the performance of their management during the financial year 2022 (voting item)

It is proposed to the General Meeting to release the members of the Management Board from liability with respect to the performance of their duties during the financial year 2022 as appears from the Annual Accounts or otherwise disclosed prior to adoption of the Annual Accounts.

ProQR Therapeutics N.V.   |   Zernikedreef 9   |   2333 CK Leiden   |   The Netherlands   |   +31 88 166 7000   |   www.proqr.com

Page 3 / 7 2023 Annual General Meeting of Shareholders ProQR Therapeutics N.V. - Explanatory Notes to the Agenda

Agenda item 5:
Release from liability of the members of the Supervisory Board with respect to the performance of their supervision during the financial year 2022 (voting item)

It is proposed to the General Meeting to release the members of the Supervisory Board from liability with respect to the performance of their supervision during the financial year 2022 as appears from the Annual Accounts or otherwise disclosed prior to adoption of the Annual Accounts.

Agenda item 6:
Re-appointment of Bart Filius as Supervisory Board member (voting item)

It is proposed on the basis of the nomination by the Supervisory Board, within the meaning of article 20.4 of the articles of association of the Company, to reappoint Bart Filius as a member of the Supervisory Board, with effect from the date of this General Meeting for a term of four years until the close of the annual general meeting of shareholders in 2027.

Bart Filius currently serves as President, COO and CFO of Galapagos. He joined Galapagos in 2014 as CFO and added the role of COO in 2017. Prior to joining Galapagos, Mr. Filius held a variety of executive positions at Sanofi, where he was Vice President, CFO Europe, Country manager for The Netherlands and Vice President for Mergers & Acquisitions. Prior to joining Sanofi, Mr. Filius was a strategy consultant at Arthur D. Little. Mr. Filius has an MBA degree from INSEAD and a bachelor’s degree in business from Nyenrode University. Mr. Filius was born on July 5, 1970.

In view of the way Mr. Filius has performed his tasks in the Supervisory Board -including as chairman of the Board Audit Committee- until now, and further taking into account his significant financial and business leadership experience in the biopharmaceutical industry, the Supervisory Board believes that Mr. Filius continues to be a very valuable addition to the Supervisory Board.

Agenda item 7:
Appointment of Theresa Heggie as Supervisory Board member (voting item)

It is proposed on the basis of the nomination by the Supervisory Board, within the meaning of article 20.4 of the articles of association of the Company, to appoint Theresa Heggie as a member of the Supervisory Board, with effect from the date of this General Meeting for a term of four years until the close of the annual general meeting of shareholders in 2027.

Theresa Heggie served on the Supervisory Board from May 2019 until October 2021, when she joined the Company in an executive capacity as Chief Commercial Officer and subsequently served as Chief Operating Officer (COO). Following the restructuring of the Company in August 2022, Ms. Heggie stepped down as COO. Prior to joining the Company, Ms. Heggie served as Senior Vice

ProQR Therapeutics N.V.   |   Zernikedreef 9   |   2333 CK Leiden   |   The Netherlands   |   +31 88 166 7000   |   www.proqr.com

Page 4 / 7 2023 Annual General Meeting of Shareholders ProQR Therapeutics N.V. - Explanatory Notes to the Agenda

President, Head of CEMEA at Alnylam Pharmaceuticals. She previously served in senior commercial and operating roles at Shire where she built the EMEA rare disease business and led the Global Commercial Operations and, following Shire’s acquisition of Jerini, served as its Chief Executive Officer. Earlier in her career, Ms. Heggie held increasingly senior positions in the commercial organizations at Janssen Pharmaceuticals and Baxter Healthcare. Ms. Heggie has also been a board member at SOBI (Swedish Orphan Biovitrum) and currently serves on the board of BioCryst. She received a BSc from Cornell University. Ms. Heggie was born on November 17, 1960.

In view of the way Ms. Heggie has performed her tasks both in non-executive and executive capacity until now, and further taking into account her extensive experience in the biotech and pharmaceutical industry, the Supervisory Board is pleased to nominate Ms. Heggie -again- for appointment on the Supervisory Board.

Agenda Item 8:
Appointment of Begoña Carreño as Supervisory Board member (voting item)

It is proposed on the basis of the nomination by the Supervisory Board, within the meaning of article 20.4 of the articles of association of the Company, to appoint Begoña Carreño as a member of the Supervisory Board, with effect from the date of this General Meeting for a term of four years until the close of the annual general meeting of shareholders in 2027.

Ms. Carreño has recently been appointed chief business development officer at Vectura Fertin Pharma. Prior to that she was Global Business Development & Licensing Head (BD&L) in the ophthalmology franchise at Novartis Pharma, AG, based in Basel. She has more than 20 years of pharmaceutical development and strategy leadership, having led BD&L efforts at Novartis across five different therapeutic franchises (respiratory, cardiovascular, metabolism, arthritis, bone and musculoskeletal diseases), as well as a proven track record in licensing deals and M&A. Before joining Novartis, she was the Head of External Pharmaceutical projects at Almirall (Barcelona, Spain). Ms. Carreño holds a PhD in Drug Delivery from the London School of Pharmacy, a 3-year Postdoctoral Research fellow at the Centre for Polymer Therapeutics (London School of Pharmacy, UK) and a BSc in Biochemistry from Keele University (UK). Ms. Carreño was born on December 13, 1971.

In view of Ms. Carreño extensive experience in the pharmaceutical industry, with a strong focus on partnerships, the Supervisory Board believes that Ms. Carreño will be a very valuable addition to the Supervisory Board.

Agenda Item 9:
Appointment KPMG Accountants N.V. as the Company's external auditor for the financial year 2024 (voting item)

At the annual general meeting of shareholders held on June 30, 2022 (the “2022 AGM”), the general meeting of shareholders appointed KPMG Accountants N.V. as the external independent auditor for

ProQR Therapeutics N.V.   |   Zernikedreef 9   |   2333 CK Leiden   |   The Netherlands   |   +31 88 166 7000   |   www.proqr.com

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the audit of the annual accounts for the financial year 2023. In line with the advice from the audit committee, the Supervisory Board proposes to appoint KPMG Accountants N.V. as the external independent auditor for the audit of the Company's annual accounts for the financial year 2024.

Agenda item 10:
Authorization of the Management Board to issue ordinary shares (voting item)

Under Dutch law and our articles of association, we are required to seek the approval of our shareholders each time we wish to issue shares of our authorized ordinary share capital unless our shareholders have authorized our Management Board to issue shares. Such authorization may not continue for more than five years, but may be given on a rolling basis. This Dutch legal requirement to obtain shareholder approval deviates from the legal practice in the state laws applicable to most companies in the U.S., where it is customary that boards of directors may issue up to the authorized share capital as set forth in the issuer’s certificate of incorporation.

At the 2022 AGM, shareholders of the Company approved the authority of the Management Board to resolve, subject to approval of the Supervisory Board, to, in accordance with applicable laws and Nasdaq listing rules and for a period of 5 years from the date of the resolution of the 2022 AGM: a) issue ordinary shares up to 100% of the Company's authorized share capital for general purposes as reflected in the explanatory notes to the 2022 AGM and issuances under Company’s equity incentive or stock option plans with the proviso that the issuances under equity incentive or stock option plans are limited to 15% of the Company's issued share capital from time-to-time (minus any treasury shares); (b) grant rights to subscribe for ordinary shares as described under (a); and (c) limit or exclude the pre-emptive rights of holders of ordinary shares, which delegation shall include the authority to determine the price and further terms and conditions of any such share issuance or grant.

In order to enable the Company to execute its long-term strategy, the Management Board is seeking, in line with U.S. practice, a renewed authorization from the shareholders to issue ordinary shares, or grant rights to subscribe for ordinary shares, for (i) general purposes, including but not limited to (public) offerings and/or for mergers, demergers, acquisitions and other strategic transactions and alliances (or a combination thereof) and (ii) issuances under the Company’s equity incentive plans for officers, employees and other individuals working on a permanent basis for the Company. The Management Board and Supervisory Board believe that it is a matter of good corporate housekeeping and in the best interest of the Company to renew the authorization to issue ordinary shares and to align the available shares for issuances under the Company’s equity incentive plan with the growth of the Company’s issued share capital from time to time. The Management Board believes that having the flexibility to issue ordinary shares without first obtaining specific shareholder approval is important to our continued growth. Specifically, the authorized shares will be available for issuance from time to time to enable us to respond to future business opportunities requiring the issuance of shares, including dividends in ordinary shares, the consummation of equity-linked financings involving ordinary shares or securities convertible into or exercisable for ordinary share including re-financings of future indebtedness involving the issuance of ordinary

ProQR Therapeutics N.V.   |   Zernikedreef 9   |   2333 CK Leiden   |   The Netherlands   |   +31 88 166 7000   |   www.proqr.com

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shares or ordinary share derivatives, acquisition or strategic joint venture transactions involving the issuance of ordinary shares or ordinary share derivatives, grants of ordinary shares and ordinary share derivatives to the Company’s current and future employees and consultants, or for other general purposes that the Company and its Supervisory Board and Management Board may deem advisable from time to time. The authority to issue shares as currently proposed is similar to that generally afforded in the U.S. to the boards of directors of public companies organized under the laws of the U.S.

It is therefore proposed to delegate to the Management Board the authority to resolve, subject to approval of the Supervisory Board, to, in accordance with applicable laws and Nasdaq listing rules and for a period of 5 years from the date of the resolution of the AGM: (a) issue ordinary shares up to 100% of the Company's authorized share capital for general purposes as reflected above and issuances under Company’s equity incentive or stock option plans with the proviso that the issuances under equity incentive or stock option plans are limited to 15% of the Company's issued share capital from time-to-time (minus any treasury shares); (b) grant rights to subscribe for ordinary shares as described under (a); and (c) limit or exclude the pre-emptive rights of holders of ordinary shares, which delegation shall include the authority to determine the price and further terms and conditions of any such share issuance or grant. In case the AGM does not approve the proposed renewed authorization, the authorization granted by the shareholders in the 2022 AGM will remain in force.

Agenda item 11: Authorization of the Management Board to acquire ordinary shares in the capital of the Company (voting item)

Under Article 10 of the articles of association of the Company and Dutch law, the Company may, subject to certain statutory Dutch law provisions, acquire for consideration and hold, hold as pledgee and/or hold through its subsidiaries, up to fifty percent (50%) of the Company's issued share capital. Any acquisition of shares in the Company's own capital for consideration is subject to the authorization of the General Meeting, which authorization shall be valid for no more than eighteen (18) months.

At the 2022 AGM, The General Meeting granted authorization to the Management Board to perform acquisitions by the Company of (i) up to 10% of the issued share capital of the Company plus, in case of a material reorganization of the capital structure of the Company, (ii) an additional 10% of the issued share capital of the Company, by any means, including through derivative products, purchases on any stock exchange, through any private purchase or block trade, or otherwise, for a price that is between 0.01 US Dollar and an amount which is not higher than 110% of the average market price of such ordinary shares on NASDAQ (with the market price deemed to be the average of the closing price on each of the five consecutive days of trading preceding the three trading days prior to the date of acquisition), which authorization was effective as of, and for a period of eighteen months from the date of the 2022 AGM.

ProQR Therapeutics N.V.   |   Zernikedreef 9   |   2333 CK Leiden   |   The Netherlands   |   +31 88 166 7000   |   www.proqr.com

Page 7 / 7 2023 Annual General Meeting of Shareholders ProQR Therapeutics N.V. - Explanatory Notes to the Agenda

It is now proposed to authorize the Management Board to perform acquisitions by the Company of (i) up to 10% of the issued share capital of the Company plus, in case of a material reorganization of the capital structure of the Company, (ii) an additional 10% of the issued share capital of the Company, by any means, including through derivative products, purchases on any stock exchange, through any private purchase or block trade, or otherwise, for a price that is between 0.01 US Dollar and an amount which is not higher than 110% of the average market price of such ordinary shares on NASDAQ (with the market price deemed to be the average of the closing price on each of the five consecutive days of trading preceding the three trading days prior to the date of acquisition), for a period of eighteen (18) months with effect from the AGM.

The words "issued share capital" means the Company’s issued share capital from time to time. For the avoidance of doubt, the issued share capital includes treasury shares.

In case the AGM does not approve the proposed authorization, the authorization granted by the General Meeting in the 2022 AGM will remain in force.

The Management Board and the Supervisory Board

April 18, 2023

ProQR Therapeutics N.V.   |   Zernikedreef 9   |   2333 CK Leiden   |   The Netherlands   |   +31 88 166 7000   |   www.proqr.com